THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

February 14, 2013

Ms. Maryse Mills-Apenteng
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	HDS International Corp.
Form S-1/A-1 Registration Statement
File No. 333-182573

Dear Ms. Mills-Apenteng:

In response to the verbal comment of Ryan Housel, undertaking no. 6 has been revised to conform to Item 512(a)(5)(ii) of Regulation S-K.

A new attorney's consent and auditor's consent has been supplied as well.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: HDS International Corp.